Exhibit 99.1

Lorus Therapeutics Inc. Annual Report May 31, 2009

Message to Our Shareholders

Dear Shareholder:

I am pleased to have the opportunity to share with you the highlights of 2009 and our plans for 2010.

The past year has been a challenging one for Lorus and the industry as a whole as the global economic crisis took its toll on world markets across all sectors.  I am pleased to report however, that Lorus has managed to stay focused on its principal objective: continue to make measurable advances in the development of its strong drug pipeline. We remain focused on our near and long-term success based on the quality of our science, and we take pride in our abilities to discover and develop novel products and technologies for the management of cancer.

2009 HIGHLIGHTS

Corporate Development

Our most significant corporate transaction was in reaching settlement with TEMIC with respect to the purchase and settlement of the $15 million convertible debentures in June 2009.  The existence of these debentures was a significant hurdle for many investors.  We can now pursue investment opportunities with a clean balance sheet.

In October 2008 we received US$150 thousand milestone payment from ZOR under our Exclusive License Agreement for Virulizin and announced extension of this license agreement to include Central America.

In August 2008 we completed a rights offering to eligible shareholders raising net proceeds of $3.2 million.

Product Development

During the year, we continued to make significant progress with our lead clinical-stage drug LOR-2040, with a specific goal to secure a strategic alliance with a partner possessing the capacity for commercialization.

In April 2009 we announced results from clinical studies showing activity of LOR-2040 combined with capecitabine and oxaliplatin in advanced solid tumors, and identification of a novel biomarker associated with LOR-2040 activity in breast cancer in August 2008.

We continued to advance therapeutic potential of LOR-2040 in cancer through preclinical studies and collaborations. In March 2009, we announced that researchers at Ohio State University received a $2 Million US National Institutes of Health grant to evaluate a novel nanoparticle delivery technology with Lorus’ oncology drugs including LOR-2040.  In January 2009 we published results of preclinical studies showing that LOR-2040 improved anticancer effects of interferon in renal cell carcinoma, and established a Cooperative Research and Development Agreement with the U.S. National Cancer Institute for preclinical evaluation of Lorus’ RNA-targeted drugs in the treatment of renal cell carcinomas in May 2009.

The advanced Phase II clinical trial with LOR-2040 and high dose Ara-C in refractory and relapsed AML has progressed during the year and was further supported by several publications by Ohio State University investigators including results of Phase I clinical study demonstrating encouraging results, studies on LOR-2040 metabolism, and new data confirming drug activity of LOR-2040 and high dose Ara-C in AML patient samples. In June 2008, we received Orphan Drug status for the treatment of AML by the Committee for Orphan Medicinal Products of the European Medicines Agency.

With a strong belief in creating significant shareholder value with modest financial commitment, we continued to advance our preclinical drug candidates. In November 2008 we announced the successful completion of IND-enabling toxicology studies for LOR-253. In April 2009, we presented new preclinical findings on LOR-253 anticancer mechanism of action at the Annual Meeting of the American Association for Cancer Research (AACR). IND submission for LOR-253 will be completed once financial resources to carry out the Phase I trial are in place.

PLANS FOR 2010

We are cautiously optimistic for our prospects in 2010.  Our successful resolution of the $15 million convertible debentures this year has resolved some of the uncertainty we had during the previous year; however, we need to raise additional capital in the current year to enable us to execute our current strategies.  We are doing what we can to access additional investment capital, continue to improve our business strategies and significantly reduce our burn rate in these difficult economic times. As we move forward with continued development of our small molecule drug platform, including advancement of LOR-253 into the clinic and completion of the Phase II clinical study for LOR-2040, we are confident that key clinical and corporate milestones will be achieved and that these will result in new partnerships and co-development opportunities. We believe that we have strong determination and commitment to achieve these drug development and corporate goals for 2010, while being fiscally responsible, and that these successes will increase the value of Lorus for our shareholders.

Sincerely yours,

Aiping Young
President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 26, 2009

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials; and
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has, in the past, undertaken additional LOR-2040 trials and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040 at its own cost.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2009 and the accompanying notes (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis to the “Company”, “Lorus”, “we”, “our”, “us” and similar expressions, unless otherwise stated, refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our loss from operations for the year ended May 31, 2009 decreased to $9.3 million ($0.04 per share) compared to $12.6 million ($0.06 per share) during the same period in fiscal 2008. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement (as described in the section titled “Plan of Arrangement and Corporate Reorganization”) of $450 thousand resulting  in a net loss and other comprehensive loss for the period of $8.9 million ($0.04 per share).  During the year ended May 31, 2008, the Company realized a gain on the sale of the shares related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $6.3 million ($0.03 per share).

The decrease in net loss from operations for the year ended May 31, 2009 compared with the prior year is due primarily to lower research and development costs of $2.5 million resulting from less spending on GLP-toxicity studies as well as LOR-2040 drug manufacturing costs, lower general and administrative costs of $757 thousand due to reduced personnel, legal and corporate governance costs as well as lower stock based compensation costs of $273 thousand as a result of a lower share price in the current year and one time option grants in the third quarter of 2008 and option modification costs incurred in the second quarter of 2008.  In addition, interest income decreased by $272 thousand in 2009 to $270 thousand as a result of lower cash and investment balances and lower prime rates of interest.

We utilized cash of $7.2 million in our operating activities in the year ended May 31, 2009 compared with $10.2 million in the prior year.  The decrease is primarily a result of a reduced net loss offset by lower accounts payable and accrued liabilities balances in the current year.

At May 31, 2009, we had cash and cash equivalents and short-term investments of $5.9 million compared to $9.4 million at May 31, 2008.

As a result of the Company's current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management expects to reduce its research and development costs by limiting activities and reduce its general and administrative costs by limiting expenditures and reducing its labour costs, among other things, until such time as the Company has sufficient capital to support a full development program.

RESULTS OF OPERATIONS

Revenue
Revenue for the year ended May 31, 2009 increased to $184 thousand compared with revenue of $43 thousand for the prior year and $107 thousand in 2007.  This increase in revenue is related to an increase in milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals and recognition of revenue on milestone payments received in prior periods. This revenue is recognized over the remaining period of a service contract whereby Lorus has agreed to provide consulting services to ZOR pharmaceuticals. There remains $105 thousand in deferred revenue which has been recorded in Accrued Liabilities on the balance sheet as at May 31, 2009.  Management anticipates that this revenue will be recognizable over the remaining term of three months as services are provided.   The decreased revenue in 2008 compared with 2007 is related to reduction in laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totaled $3.8 million in the year ended May 31, 2009 compared to $6.3 million during the prior year and $3.5 million in 2007.  The decrease in spending during the year ended May 31, 2009 compared with the prior year is due to the completion of GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs during the year.  These research programs were ongoing in the prior year.  In addition, during the year ended May 31, 2008 we manufactured LOR-2040 drug.  In 2009, we manufactured LOR-253 drug, our lead small molecule, the manufacturing cost of which is significantly less than LOR-2040 contributing to the decrease in research spending.  The increase in research and development expenditures in 2008 as compared to 2007 is due to a significant increase in activity in our LOR-2040 and small molecule development programs and LOR-2040 manufacturing costs

General and Administrative
General and administrative expenses totaled $3.0 million for the year ended May 31, 2009 compared to $3.7 million in the prior year and $3.7 million in 2007.   The decrease in general and administrative costs for the current year is the result of lower personnel costs, reduced legal and patent costs and lower annual meeting costs.

Stock-Based Compensation
Stock-based compensation expense, net of forfeitures, totaled $446 thousand for the year ended May 31, 2009 compared with $719 thousand in the prior year and $503 thousand in 2007.   The lower stock based compensation for the year ending May 31, 2009 is due primarily to a lower share price in the current year and one-time increase in options granted during 2008 that vested immediately in order to bring option granting practices in line with industry standards.  No similar transaction occurred in 2009 or 2007.  Also in 2008, the Company recorded an expense of $83 thousand relating to the extension of options to directors not standing for re-election at the Company’s annual general meeting and Dr. Wright for options granted in his capacity as President and CEO.  A similar extension was made in 2009 for directors not seeking re-election resulting in a $3 thousand additional expense.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $189 thousand in the year ended May 31, 2009 as compared to $317 thousand in the prior year and $402 thousand in 2007.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years. During the current year, we acquired research and development equipment that provides us with the ability to do certain testing in house that was previously outsourced.

Interest Expense
Non-cash interest expense was $707 thousand in the year ended May 31, 2009 compared with $1.0 million in the prior year and $1.0 million in 2007.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The decrease in interest expense in fiscal 2009 compared with fiscal 2008 and 2007 is a function of significantly lower prime rates in comparison with the prior years.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures was $1.7 million in the year May 31, 2009 compared with $1.2 million in the prior year and $935 thousand in 2007.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would be the face value of $15.0 million.  The increase in expense year ended May 31, 2009 compared with the prior year and 2008 compared with 2007 is due to the increasing principal balance to which the implicit interest is applied in determining the accretion amount.   Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration of cash and other assets.

Interest  Income
Interest income totaled $270 thousand in the year ended May 31, 2009 compared to $542 thousand in the prior year and $503 thousand in 2007.  The decrease in interest income during the current year is due to lower average cash and marketable securities balances and significantly lower interest rates available on investments in comparison with the prior years.

Loss from operations for the period
For the reasons discussed above, our loss from operations for the year ended May 31, 2009 decreased to $9.3 million ($0.04 per share) compared to $12.6 million ($0.06 per share) in the prior year and $9.6 million in 2007. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $8.9 million ($0.04 per share).  During the year ended May 31, 2008, the Company realized a gain related to the Arrangement in the amount of $6.3 million resulting in a net loss and other comprehensive loss for the period of $6.3 million ($0.03 per share).    The decrease in loss in 2008 compared to 2007 is a result of the impact of the gain on sale of shares related to the Arrangement partly offset by increased research and development costs.

Gain on sale of shares
As a result of the Arrangement described below, the Company recognized a gain on the sale of the shares of Old Lorus to the investor of approximately $6.3 million for the year ended May 31, 2008.  In the year ended May 31, 2009 the Company recognized a gain on sale of $450 thousand which represents the $600 thousand released from escrow less $150 thousand accrued as management’s estimate of the fair value of the liability associated with the indemnification described below.  This liability is included on the balance sheet in Accrued Liabilities as at May 31, 2009.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and were released to Lorus in July 2008.    There have been no claims under this indemnification to date.

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company”, “Lorus” or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

REGULATORY MATTERS

On October 31, 2008 Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  Lorus intends to submit this application by October 31, 2009.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2009 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in Canadian 000's except for per common share data)	Years Ended May 31
	2009	2008	2007
REVENUE	$184	$43	$107

EXPENSES
Cost of sales	-	2	16
Research and development	3,757	6,260	3,505
General and administrative	2,958	3,715	3,727
Stock-based compensation	446	719	503
Depreciation and amortization	189	317	402
Operating expenses	7,350	11,013	8,153
Interest expense on convertible debentures	707	1,029	1,050
Accretion in carrying value of secured convertible debentures	1,707	1,176	935
Amortization of deferred financing charges	-	-	110
Interest income	(270)	(542)	(503)
Loss from operations for the period	9,310	12,633	9,638
Gain on sale of shares	(450)	(6,299)	-
Net loss and other comprehensive income	8,860	6,334	9,638
Basic and diluted loss per common share	$0.04	$0.03	$0.05
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	247,084	215,084	204,860
Total Assets	$7,527	$11,607	$15,104
Total Long-term liabilities	$-	$12,742	$11,566

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures were higher in the four quarters ended August 31, 2008 in comparison to the most recent three quarters as a result of increased activity related to the LOR-2040 and LOR-253 programs for which development during these periods.  In particular research and development costs were significantly higher during the quarter ended May 31, 2008 as the Company incurred manufacturing costs associated with production of additional quantities of LOR-2040 to support the ongoing Phase II clinical trial in AML.  Research and development expenditures were lower in the quarter ended August 31, 2007 as the Company was in between wrapping up the Virulizin® Phase III clinical trial and escalating development within the LOR-2040 and LOR-253 programs.

Overall, research and development expenditures has been lower in the most recent three quarters ended compared with the prior periods due to reduced spending on the small molecule and LOR-204 studies as a result of the completion/reduction in third party research and toxicity testing costs.

General and administrative expenses have remained relatively consistent across last eight quarters with the exception of the following quarters:
•	the quarter ended November 30, 2007 reflecting corporate governance costs and increased corporate communication costs over the previous periods, and
•	the quarter ended May 31, 2008 resulting from increased legal, professional and internal control compliance fees.

The Company recognized a gain on sale of shares of $6.1 million on the close of the Arrangement as discussed above in the quarter ended August 31, 2007.   For the quarter ended August 31, 2008 the Company recognized an additional gain on sale of shares of $450 thousand related to the release of funds from escrow net of the estimated value of the indemnifications provided under the Arrangement, as discussed above.

(Amounts in 000’s except for per common share data)	May 31, 2009	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007
Revenue	$78	$64	$39	$3	$13	$3	$1	$26
Research and development expense (1)	701	1,090	741	1,225	1,880	2,265	1,290	825
General and administrative expense(1)	516	775	873	794	1,142	820	1,060	693
Net loss	(1,895)	(2,469)	(2,284)	(2,212)	(3,650)	(3,850)	(2,825)	3,991
Basic and diluted net (loss) profit per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$0.02
Cash used in operating activities	$(1,544)	$(1,789)	$(2,080)	$(1,800)	$(2,722)	$(2,586)	(2,537)	$(2,348)

(1)Prior quarter amounts have been reclassified to conform to the financial statement presentation subsequent to that date.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2009, the capital structure of the Company consisted of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of our secured convertible debentures, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets. The Company expects that its current capital resources will not be sufficient to carry out its research and development plans and operations for the next twelve months without further investment. (See “Liquidity and Capital Resources”)

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 per common share until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

Cash Position
At May 31, 2009, Lorus had cash and cash equivalents and short-term investments totaling $5.9 million compared to $9.4 million at May 31, 2008.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities which included $14.4 million of secured convertible debentures that were due October 6, 2009) at May 31, 2009 was a deficiency of $9.2 million as compared to a surplus of $8.0 million at May 31, 2008.   Subsequent to the year end we repurchased the secured convertible debentures and extinguished our liability.  The purchase consideration consisted of $3.3 million in cash paid on the closing of the transaction and the balance in other assets.  Following this payment, the Company had approximately $2.6 million in cash and cash equivalents and short-term investments.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

If we able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.

Contractual Obligations and Off-Balance Sheet Financing
At May 31, 2009, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	Total
Operating leases	148	138	286
Convertible debentures1	15,000	-	15,000
Total	15,148	138	15,286

(1)  The convertible debentures were due on October 6, 2009. On June 22, 2009 the Company settled its secured convertible debentures and extinguished its liability in the amount of $15 million for consideration of cash and other assets.

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2009 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of May 31, 2009 no amounts were owing and the amount of future fees payable to the consultants are not determinable.

As at May 31, 2009, we have not entered into any off- balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $150 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities at May 31, 2009.

FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	May 31, 2009	May 31, 2008
Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$5,374	$2,652

Short-term investments, held-to-maturity, recorded at amortized cost	-	6,304

Short-term investments, held-for-trading, recorded at fair value	490	480

Amount held in escrow, measured at amortized cost	-	600

Financial liabilities
Accounts payable, measured at amortized cost	299	923

Accrued liabilities, measured at amortized cost	1,131	1,194

Secured convertible debentures, measured at amortized cost	14,448	12,742

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and invests only in highly rated Canadian securities with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 of the financial statements for further discussion on the Company’s ability to continue as a going concern.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  Following the year end, the Company extinguished its secured convertible debentures and does not currently have any interest bearing debt.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2009 U.S. dollar denominated accounts payable and accrued liabilities amounted to $70 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $7 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than its 19% interest (at May 31, 2009) held in Zor Pharmaceuticals, the licensee of Virulizin.  The Company paid a nominal amount for this equity interest and is not exposed to any losses in excess of this nominal amount.    Subsequent to the year end, the Company disposed of the shares of Pharma Immune as part of the consideration in extinguishing its secured convertible debentures.

OUTLOOK

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

As a result of the Company's current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management expects to reduce its research and development costs by limiting activities and reduce its general and administrative costs by limiting expenditures and reducing its labour costs, among other things, until such time as the Company has sufficient capital to support a full development program.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

TRANSACTIONS WITH RELATED PARTIES

During the year ended May 31, 2009 the Company expensed consulting fees of $25 thousand (2008 - $31 thousand, 2007 - $nil ) to a director of the Company.  At May 31, 2009 no amounts remained unpaid and included in Accrued Liabilities (2008 - $30 thousand, 2007 - $nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Going concern
Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditure, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.

We need to raise additional capital
We need to raise additional capital. To obtain the necessary capital, we must rely on any or all of; grants and tax credits, additional share issues and collaboration agreements or corporate partnerships to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

If we cannot obtain the necessary capital, we will have to:
•	engage in equity financings that would result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;

•	considerably reduce our operations or

•	cease our operations

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability
We have not been profitable since our inception in 1986. We reported net losses of $8.9 million; $6.3 million and $9.6 million for the years ended May 31, 2009, 2008 and 2007, respectively. As of May 31, 2009, we had an accumulated deficit of $189.4 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and revenues associated with the Zor Agreement.  We stopped selling Virulizin® in Mexico in July 2005 and assigned the rights under the Zor Agreement to TEMIC in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We are an early stage development company
We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

The Company has indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement
Under the Arrangement, we have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price
Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues
None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability
Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;
•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience;

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals;
•
Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are;

•
Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost;

•
Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products.

As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.
We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions.

The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trademark protection:
In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets:
We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs
Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, LOR-2040 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources
The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued
We do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business
Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated  that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio
Our investments are held to maturity and have staggered maturities to minimize interest rate risk. We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value
You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include but are not limited to:

•	Our financial position and doubt as to whether we will be able to continue as a going concern;
•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	fluctuations in our operating results;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	publicity concerning discovery and development activities by our licensees;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop;
•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and
•	general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall
Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2009 annual report.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus provided in our annual report for the fiscal year ended May 31, 2009.

Recently Adopted Accounting Recommendations
Effective June 1, 2008, the Company adopted the following accounting policies:

Accounting changes:
Effective June 1, 2008, the Company adopted the Accounting Standards Board’s (“AcSB”) replacement of Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company’s financial statements year ended May 31, 2009.

Capital disclosures:
Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 8 of the financial statements.

Financial instruments:
Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”). Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 9 of the financial statements.

General standards of financial statement presentation:
In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;
(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically June 1, 2008 for the Company. The new disclosure requirements pertaining to this Section are contained in note 1 of the financial statements.

Recent Accounting Recommendations not yet adopted
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The Company has begun to assess the impact of the transition to IFRS on the Company’s financial statements but has yet to determine the extent to which it will affect the financial statements when these standards are implemented.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

In June 2009, the CICA amended section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The internal controls are not expected to prevent and detect all misstatements due to error or fraud.  Management advises that there have been no changes in the Corporation’s internal controls over financial reporting during 2009 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

As at May 31, 2009, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures and operation of its internal controls over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.  Based on their evaluation, the Chief Executive Officer and the acting Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company.  Management has identified the following two areas of concern, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts are sufficient compensating controls to limit our risk of material misstatement.

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty concerns has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third-party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2009, no material misstatements were identified. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

UPDATED SHARE INFORMATION

As at August 26, 2009, the Company had 257,009,677 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 20,655,000 stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION
Additional information relating to Lorus, including Lorus' 2009 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.

The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded.  The internal control process includes management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management’s responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements and recommends the financial statements to the Board for approval.  Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company’s existing internal controls, audit process and financial reporting with management and the external auditors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee.  Their report follows.  The independent auditors have free and full access to the Audit Committee.

Aiping Young	Elizabeth Williams
President and Chief Executive Officer	Director of Finance (Acting Chief Financial Officer)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2009 and for the period from inception on September 5, 1986 to May 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2009 and for the period from inception on September 5, 1986 to May 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 26, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

LORUS THERAPEUTICS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2009 and 2008
	2009	2008

Assets

Current assets:
Cash and cash equivalents (notes 9 and 12)	$5,374	$2,652
Short-term investments (notes 4 and 9)	490	6,784
Prepaid expenses and other assets	826	721
Amount held in escrow (note 1(b))	-	600
	6,690	10,757

Fixed assets (note 5)	231	244
Goodwill	606	606

	$7,527	$11,607

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable	$299	$923
Deferred gain on sale of shares (notes 1(b) and 14(d))	-	600
Accrued liabilities	1,131	1,194
Secured convertible debentures (note 13)	14,448	-
	15,878	2,717

Secured convertible debentures (note 13)	-	12,742

Shareholders' deficiency:
Share capital (note 6):
Common shares	162,240	158,743
Equity portion of secured convertible debentures	3,814	3,814
Stock options	3,845	4,961
Contributed surplus	10,744	9,181
Warrants	417	-
Deficit accumulated during development stage	(189,411)	(180,551)
	(8,351)	(3,852)

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 14)
Subsequent events (note 18)

	$7,527	$11,607

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Denis R. Burger"   Director

"Aiping H. Young"   Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Revenue	$184	$43	$107	$1,040

Expenses:
Cost of sales	-	2	16	105
Research and development (note 11)	3,757	6,260	3,505	123,997
General and administrative	2,958	3,715	3,727	57,875
Stock-based compensation (note 7)	446	719	503	8,418
Depreciation and amortization of fixed assets	189	317	402	9,731
	7,350	11,013	8,153	200,126
	(7,166)	(10,970)	(8,046)	(199,086)
Other expenses (income):
Interest on convertible debentures	707	1,029	1,050	3,968
Accretion in carrying value of convertible debentures (notes 3(c)(iv) and 13)	1,707	1,176	935	4,903
Amortization of deferred financing costs (notes 3(c)(iv) and 13)	-	-	110	412
Interest	(270)	(542)	(503)	(12,236)
	2,144	1,663	1,592	(2,953)

	(9,310)	(12,633)	(9,638)	(196,133)
Gain on sale of shares (note 1(b))	450	6,299	-	6,749

Loss for the period and other comprehensive loss	$(8,860)	$(6,334)	$(9,638)	$(189,384)

Basic and diluted loss per common share	$(0.04)	$(0.03)	$(0.05)

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	247,084	215,084	204,860

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Deficit, beginning of period:
As previously reported	$(180,551)	$(174,190)	$(164,552)	$-
Change in accounting policy	-	(27)	-	(27)
As restated	(180,551)	(174,217)	(164,552)	(27)

Loss for the period	(8,860)	(6,334)	(9,638)	(189,384)

Deficit, end of period	$(189,411)	$(180,551)	$(174,190)	$(189,411)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2008

Cash flows from operating activities:
Loss for the period	$(8,860)	$(6,334)	$(9,638)	$(189,384)
Items not involving cash:
Gain on sale of shares (note 1(b))	(450)	(6,299)	-	(6,749)
Stock-based compensation	446	719	503	8,418
Interest on convertible debentures	707	1,029	1,050	3,968

Accretion in carrying value of convertible debentures	1,707	1,176	935	4,903

Amortization of deferred financing costs	-	-	110	412

Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	189	317	1,057	22,292
Other	(10)	(7)	-	445

Change in non-cash operating working capital (note 12)	(942)	(794)	(310)	(454)
Cash used in operating activities	(7,213)	(10,193)	(6,293)	(156,149)

Cash flows from financing activities:

Issuance of debentures, net of issuance costs	-	-	-	12,948
Issuance (repurchase) of warrants (note 6)	-	(252)	-	37,153

Proceeds on sale of shares, net of amount held in escrow and arrangement costs (note 1(b))	600	7,561	(1,262)	6,899

Issuance of common shares and warrants, net of issuance costs (note 6)	3,207	-	11,654	112,232
Cash provided by financing activities	3,807	7,309	10,392	169,232

Cash flows from investing activities:
Maturity (purchase) of investments, net	6,304	4,189	(5,366)	(500)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(176)	(58)	(20)	(6,303)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	6,128	4,131	(5,386)	(7,709)

Increase (decrease) in cash and cash equivalents	2,722	1,247	(1,287)	5,374

Cash and cash equivalents, beginning of period	2,652	1,405	2,692	-

Cash and cash equivalents, end of period	$5,374	$2,652	$1,405	$5,374

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation:

(a)	Going concern:

The Company has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of significant payments from strategic partners.

Subsequent to year end, the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration of cash and other assets (note 18).

Management has forecasted that the Company's current level of cash, cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation (continued):

(b)	Reorganization:

On November 1, 2006, Lorus Therapeutics Inc. ("Lorus", the "Company" or "New Lorus") was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization (the "Arrangement").  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.

In connection with the Arrangement, New Lorus received cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification discussed below, before transaction costs.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

Under the Arrangement, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 14.  The escrowed amount of $600 thousand was subsequently released to Lorus on July 10, 2008.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation (continued):

The Arrangement has been accounted for on a continuity of interest basis and, accordingly, the consolidated financial statements of New Lorus reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements include those of Old Lorus.

2.	Changes in accounting policies:

(a)	Accounting changes:

Effective June 1, 2008, the Company adopted the Accounting Standards Board's ("AcSB") replacement of Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of this standard did not have any impact on the Company's consolidated financial statements during the year ended May 31, 2009.

(b)	Capital disclosures:

Effective June 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures ("Section 1535"). Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed.  It requires the disclosure of information about: (i) an entity's objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by Section 1535 in note 8 to these consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

2.	Changes in accounting policies (continued):

(c)	Financial instruments:

Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards did not have any impact on the classification and valuation of the Company's financial instruments.  The Company has included disclosures recommended by these new Handbook sections in note 9 to these consolidated financial statements.

(d)	General standards of financial statement presentation:

In May 2007, the AcSB amended CICA Handbook Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity's ability to continue as a going concern;

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

2.	Changes in accounting policies (continued):

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The new disclosure requirements pertaining to this section are contained in note 1(a) to these consolidated financial statements.

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and Pharma Immune Inc. ("Pharma Immune"), which are substantially located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.  Subsequent to year end, the Company disposed of the shares of Pharma Immune (note 18).

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

Revenue from multiple element arrangements consisting of non-refundable license fees, receipt of milestone payments, royalty and delivery of services over a defined term are recognized in accordance with Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables.  The Company recognizes the non-refundable license fee as revenue when the technology license is delivered, the fee is fixed or determinable, collection of the amount was probable and there is no continuing involvement or obligation to perform under the arrangement.  Any milestone payment subsequently received from the customer is recognized when the customer acknowledges achievement of the milestone, when the fee is fixed or determinable and collection of the amount is probable.  If the multiple deliverables in an arrangement do not meet the criteria for separation, the proceeds from the entire arrangement are deferred and recognized as revenue on a proportionate performance basis, or over the term of the arrangement.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(c)	Financial instruments:

Upon adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), on June 1, 2007, the Company designates its financial assets and liabilities as follows:

(i)	Cash and cash equivalents:

Cash and cash equivalents as at June 1, 2007 and acquired thereafter are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations.  As a result of adopting the new standards, there was no material change in valuation of these assets.

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

(ii)	Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of these investments of $27 thousand and a corresponding increase in the opening deficit at June 1, 2007.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2009 of $10 thousand (2008 - $7 thousand).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

The Company invests in high-quality fixed income government and corporate investments with low credit risk.

Subsequent to the adoption of Section 3855, short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments.  Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as held-for-trading, and have classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.

(iii)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there was no material change in the carrying value of these liabilities.

(iv)	Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

(v)	Embedded derivatives:

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statements of operations in the period in which the change occurs.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

The Company did not identify any embedded derivatives that required separation from the related host contract and measured at fair value as at June 1, 2007.

(vi)	Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

(d)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation and amortization.  The Company records depreciation and amortization at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years
Leasehold improvements	Over the lease term

(e)	Research and development:

Research costs are charged to expense as incurred.  Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  No development costs have been deferred to date.

(f)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds the residual fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has identified no impairment relating to goodwill for 2009, 2008 and 2007.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds.  The nature of this asset is such that it was categorized as an intangible asset with a finite life.  These assets have now been fully amortized.

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(h)	Stock-based compensation:

The Company has a stock-based compensation plan, described in note 7.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002.  Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to common shares.  The fair value of performance-based options is recognized over the estimated period to achieve the performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  Lorus records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.

(i)	Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2009 of $600 thousand are classified as prepaid expenses and other assets (2008 - $400 thousand).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(j)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded if it is not more likely than not that some portion of or all of a future tax asset will be realized.

(k)	Loss per share:

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(l)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2009 and 2008 are located in Canada.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(m)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(n)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, fair value of guarantees, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(o)	Recent Canadian accounting pronouncements not yet adopted:

(i)
Section 3064, Goodwill and Intangible Assets, will be replacing Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs.  This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The impact of adoption of this new section on the Company's consolidated financial statements has not been determined.

(ii)
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The Company will commence the IFRS conversion project in fiscal 2010.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(iii)
In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures  ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based in inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

4.	Short-term investments, marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2009	maturities	maturities	Total	maturity

Corporate investments
(including guaranteed
investment certificates)	$248	$242	$490	–

	Less than	Greater than
	one year	one year		Yield to
2008	maturities	maturities	Total	maturity

Corporate investments
(including guaranteed
investment certificates,
medium-term notes and
fixed-term notes)	$6,304	$480	$6,784	3.89 - 4.60%

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

4.	Short-term investments, marketable securities and other investments (continued):

At May 31, 2008, investments with maturities of less than one year are classified as held-to-maturity investments and carried at amortized cost.  These investments have maturities varying from one to two months.  Certain corporate investments, totalling $490 thousand at May 31, 2009 (2008 - $480 thousand), have been designated as held-for-trading investments, and have been classified as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.  The net increase in fair value for the year ended May 31, 2009 amounted to $10 thousand and has been included in the consolidated statements of operations in interest income.

At May 31, 2008, the carrying values of held-to-maturity investments approximated their quoted market values.  These investments had varying maturities from one to two months.

5.	Fixed assets:

		Accumulated
		depreciation
		and	Net book
2009	Cost	amortization	value

Furniture and equipment	$2,905	$2,674	$231
Leasehold improvements	908	908	–

	$3,813	$3,582	$231

		Accumulated
		depreciation
		and	Net book
2008	Cost	amortization	value

Furniture and equipment	$2,728	$2,557	$171
Leasehold improvements	908	835	73

	$3,636	$3,392	$244

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance at May 31, 2006	174,694	$145,001	3,000	$991
Share issuance (e)	33,800	11,641	–	–
Interest payments (note 13)	3,726	1,050	–	–
Exercise of stock options	46	22	–	–
Repurchase of warrants (g)	–	–	(3,000)	(991)

Balance, May 31, 2007	212,266	157,714	–	–
Interest payments (note 13)	5,383	1,029	–	–

Balance, May 31, 2008	217,649	158,743	–	–
Interest payments (note 13)	10,620	707	–	–
Issuance of units (e)	28,539	2,790	14,269	417

Balance, May 31, 2009	256,808	$162,240	14,269	$417

(b)	Contributed surplus:

	2009	2008	2007

Balance, beginning of year	$9,181	$8,525	$7,665
Forfeiture of stock options	1,563	656	121
Repurchase of warrants (g)	–	–	739

Balance, end of year	$10,744	$9,181	$8,525

(c)	Continuity of stock options:

	2009	2008	2007

Balance, beginning of the year	$4,961	$4,898	$4,525
Stock option expense	446	719	494
Forfeiture of stock options	(1,562)	(656)	(121)

Balance, end of year	$3,845	$4,961	$4,898

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital (continued):

(d)	Alternate compensation plans:

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  No deferred share units were issued during the years ended May 31, 2009, 2008 and 2007.

(e)	Share issuances:

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders. Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering, the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the Units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option-pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

On July 10, 2007, as part of the Arrangement described in note 1(b), the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital (continued):

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2009, 239,000 (2008 - 282,000; 2007 - 69,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $3 thousand (2008 - $10 thousand; 2007 - $5 thousand) related to this plan in these consolidated financial statements.

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement with the holder of Lorus' $15.0 million secured convertible debenture to repurchase the outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand upon close of the Arrangement.  The equity-classified carrying value of the warrants was $991 thousand and the difference between the equity value and the purchase price was recorded as contributed surplus of $739 thousand.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 38,500,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2009 are summarized as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)

Outstanding,
beginning of year	16,438	$0.45	12,988	$0.59	10,300	$0.70
Granted	5,124	0.10	6,048	0.21	5,318	0.30
Exercised	–	–	–	–	(46)	0.30
Forfeited	(4,689)	0.66	(2,598)	0.58	(2,584)	0.44

Outstanding,
end of year	16,873	0.29	16,438	0.45	12,988	0.59

Exercisable,
end of year	9,708	$0.38	10,241	$0.58	9,796	$0.68

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2009:

	Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)

$0.08 - $0.24	9,458	8.84	$0.16	3,598	$0.20
$0.25 - $0.49	5,701	6.55	0.29	4,397	0.29
$0.50 - $0.99	1,166	4.94	0.78	1,166	0.78
$1.00 - $2.50	548	3.23	1.42	547	1.42

	16,873	7.61	0.29	9,708	0.38

For the year ended May 31, 2009, stock option expense comprised $127 thousand (2008 - $171 thousand; 2007 - $216 thousand) related to research and development and $319 thousand (2008 - $548 thousand; 2007 - $287 thousand) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2009	2008	2007

Risk-free interest rate	2.00% - 3.50%	3.75% - 4.70%	4.50%
Expected volatility	76%	77% - 80%	75% - 80%
Expected dividend yield	0%	0%	0%
Expected life of options	5 years	5 years	5 years
Weighted average fair value of options
granted or modified during the year	$0.07	$0.14	$0.20

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

8.	Capital risk management:

The Company's objectives when managing capital are to:

(a)	maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

(b)	maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

(c)	ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2009, the capital structure of the Company consisted of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of the secured convertible debentures, stock options, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.  Subsequent to year end, the Company settled its secured convertible debentures and extinguished its liability in the amount of $15 million for consideration consisting of cash and other assets.  The Company has forecasted that its current capital resources after extinguishment of the secured convertible debentures (note 18) will not be sufficient to carry its research and development plans and operations for the next twelve months (note 1(a)) without additional financing.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	2009	2008

Financial assets:

Cash and cash equivalents, consisting of term deposits and guaranteed investment certificates, held-for-trading, at fair value	$5,374	$2,652
Short-term investments, held-to-maturity, recorded at amortized cost	–	6,304
Short-term investments, held-for-trading, recorded at fair value	490	480
Amount held in escrow, measured at amortized cost	–	600

Financial liabilities:
Accounts payable, measured at amortized cost	299	923
Accrued liabilities, measured at amortized cost	1,131	1,194
Secured convertible debentures, measured at amortized cost	14,448	12,742

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments.  The carrying amount of the financial assets represents the maximum credit exposure.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments (continued):

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1(a) for further discussion on the Company's ability to continue as a going concern.

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The secured convertible debentures accrue interest at a rate of prime plus 1%.  A change of 100 basis points in the prime interest rate would have increased (decreased) equity and loss for the year by approximately $150 thousand for the year ended May 31, 2009.  This analysis assumes all other variables remain constant.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments (continued):

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2009, U.S. dollar denominated accounts payable and accrued liabilities amounted to $70 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $7 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than a 19% interest held in Zor Pharmaceuticals, LLC ("ZOR") that is the licensee of Virulizin.  The Company paid a nominal amount for this equity interest and is not exposed to any losses in excess of this nominal amount.  This equity interest in Zor Pharmaceuticals was disposed of subsequent to the year end (note 18).

10.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

10.	Income taxes (continued):

Significant components of the Company's future tax assets are as follows:

	2009	2008

Non-capital loss carryforwards	$3,099	$1,571
Capital loss carryforwards	218	218
Research and development expenditures	4,518	3,275
Book over tax depreciation	749	631
Intangible asset	3,386	3,386
Ontario harmonization tax credit	179	–

Future tax assets	12,149	9,081

Valuation allowance	(12,149)	(9,081)

	$–	$–

As a result of the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system, the Company has recorded the benefit of a transitional credit of $179 thousand.  This non-refundable credit will be available to reduce future Ontario income taxes over the next five years.

During the year ended May 31, 2009, for purposes of its provincial tax carryforwards, the Company recognized research and development tax expenditures that were incurred in a prior year.  Consequently, the Company increased the related future tax assets as at May 31, 2009 by $856 thousand, offset by a valuation allowance of the same amount, with no resulting net impact on the consolidated balance sheet, consolidated statement of operations and comprehensive income or consolidated statement of deficit, in the current year or any prior period.

During the year ended May 31, 2008, under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1(b)).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

10.	Income taxes (continued):

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has undeducted research and development expenditures, totalling $15.6 million that can be carried forward indefinitely.  In addition, the Company has non-capital loss and capital loss carryforwards of $10.7 million and $1.5 million, respectively.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2010	$142
2015	10
2026	11
2027	4
2028	6,653
2029	3,868

$10,688

Income tax rate reconciliation:

	2009	2008	2007

Recovery of income taxes based on statutory rate of 33%	$(2,950)	$(2,217)	$(3,481)
Expiry of losses	247	127	1,311
Change in valuation allowance subsequent to the Arrangement	3,068	2,048	(3,168)
Non deductible accretion, stock-based compensation and capital gains	582	(1,880)	519
Ontario harmonization tax credit	(260)	–	–
Change in substantively enacted tax rates	299	1,585	4,437
Adjustment of prior year research and development expenditures	(856)	–	–
Other	(130)	337	382

	$–	$–	$–

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

11.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company's lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the U.S. National Cancer Institute.  Lorus has selected Acute Myeloid Leukemia ("AML") as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 is currently in a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.

(b)	Small molecules:

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.

The Company's proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.

(c)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005 and, although overall survival data did not reach statistical significance there was sufficient justification for further development of a favourable subgroup.   In April 2008, the Company signed an exclusive multinational license agreement with ZOR to further develop and market the drug in certain territories. In June 2009, as discussed in note 18, the Company transferred this license agreement as part of its agreement to repurchase the secured convertible debentures.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

11.	Research and development programs (continued):

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Antisense:
Expensed	$1,123	$3,291	$1,736	$35,959
Acquired	–	–	–	11,000
Small molecules:
Expensed	2,634	2,821	1,678	12,841
Acquired	–	–	–	1,228
Immunotherapy:
Expensed	–	148	91	75,197

Total expensed	$3,757	$6,260	$3,505	$123,997

Total acquired	$–	$–	$–	$12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

12.	Supplemental cash flow and other information:

Cash and cash equivalents consist of:

	2009	2008

Cash	$2,676	$143
Term deposits and guaranteed investment certificates	2,698	2,509

	$5,374	$2,652

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

12.	Supplemental cash flow and other information (continued):

Change in non-cash operating working capital is summarized as follows:

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Prepaid expenses and other assets	$(105)	$(386)	$180	$(250)
Accounts payable	(624)	(181)	549	(945)
Accrued liabilities	(213)	(227)	(1,039)	741

	$(942)	$(794)	$(310)	$(454)

During the year ended May 31, 2009, the Company received interest of $367 thousand (2008 -$519 thousand; 2007 - $412 thousand).

Supplementary disclosure relating to non-cash financing activities during May 31, 2008 consists of $252 thousand related to the liability to repurchase warrants.

13.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures") to The Erin Mills Investment Corporation ("TEMIC" or the "debenture holder").  The debentures are secured by a first charge over all of the assets of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

13.	Convertible debentures (continued):

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest would be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2009, the Company issued 10,620,000 (2008 - 5,383,000; 2006 - 3,726,000) shares in settlement of approximately $707 thousand (2008 - $1.0 million; 2007 - $1.0 million) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  In May 2007, the 3,000,000 common share purchase warrants were repurchased in connection with the Arrangement (note 6(g)).

Prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company recognized $110 thousand in amortization expense.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs are recognized in the consolidated statements of operations as accretion expense.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2009, the Company has recognized $1.7 million (2007 - $1.2 million; 2007 - $935 thousand) in accretion expense.  The convertible debentures were settled subsequent to the year end (note 18).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $148 thousand in 2010, $129 thousand in 2011 and $9 thousand in 2012.

During the year ended May 31, 2009, operating lease expenses were $143 thousand (2008 - $140 thousand; 2007 - $139 thousand).

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	a 20% share interest in NuChem;

(ii)	a payment of U.S. $350 thousand in shares of Lorus; and

(iii)	up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand.  The remaining balance of up to U.S. $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials.  Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company did not meet any of these milestones during the current year and does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2010 or 2011 and cannot reasonably predict when such milestones will be achieved, if at all.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees (continued):

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2010 or 2011, and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees (continued):

(d)	Indemnification on Arrangement:

Under the Arrangement (note 1(b)), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Subsequent to the release of the escrowed amount of $600 thousand in July 2008, the Company has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in accrued liabilities as at May 31, 2009.

(e)	Regulatory matter:

On October 31, 2008, Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  Lorus intends to submit this application by October 31, 2009.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

15.	Financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

(a)	Cash and cash equivalents, short-term investments, other assets, amount held in escrow, accounts payable and accrued liabilities:

Due to the short period to maturity of the financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

(b)	Convertible debentures:

The fair value of the convertible debentures at May 31, 2009 is $14.5 million (2008 - $13.9 million).

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

Prior to extinguishment of the Company's convertible debentures, it was exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.  The convertible debentures were settled subsequent to the year end (note 18) and the Company does not have other interest bearing debt at May 31, 2009.

16.	License agreement:

Effective April 8, 2008, the Company entered into a non-exclusive multinational license agreement with ZOR, formed as a subsidiary of Zoticon Bioventures Inc., to further develop and commercialize Virulizin® for human therapeutic applications.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

16.	License agreement (continued):

Under the terms of the agreement, the Company received an upfront licensing fee of $100 thousand, and may receive certain milestone payments totalling approximately U.S. $10 million based on progress through financing and clinical development, and royalties on net sales that vary from 10% to 20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  ZOR will assume all future costs for the development of the licensed technology.  In 2009, the Company received an additional payment of $178 thousand (U.S. $150 thousand).

The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge.  Under this agreement, the Company has agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

The initial fee of $100 thousand and a milestone payment of $178 thousand (U.S. $150 thousand) have been deferred under this arrangement and revenue is recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of these initial fee and non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.

In addition, Lorus acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500.  This investment has been accounted for as an equity investment.  Lorus' equity is subject to dilution following receipt by ZOR of more than U.S. $5 million of equity financing in ZOR should the Company not to participate in the financing.  During the year, the Company's equity interest was reduced to 19%.

As described in note 18, subsequent to year end, as part of the agreement to repurchase the convertible debentures, the Company disposed of its interest in ZOR and assigned the licence agreement to TEMIC.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

17.	Related party transaction:

During the year ended May 31, 2009, the Company expensed consulting fees of $25 thousand to a director of the Company (2008 - $31 thousand; 2007 - nil). There was no amount payable at May 31, 2009 (2008 - $30 thousand; 2007 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	Subsequent events:

On June 22, 2009, the Company reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million secured convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from TEMIC for a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin and sale of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which holds an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus will be entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this consideration, TEMIC has released all security interest in the assets of Lorus.

The purchase and settlement of the secured convertible debentures, the related equity portion of the secured convertible debentures and the gain/loss arising from this transaction will be recorded in the Company's interim financial statements for the quarter ending August 31, 2009.

19.	Comparative figures:

Certain 2008 and 2007 figures have been reclassified to conform to the financial statement presentation adopted in 2009.